52 East Gay Street P.O. Box 1008 Columbus, Ohio 43216-1008 614.464.6400 | www.vorys.com Founded 1909

Anthony D. Weis

Direct Dial     (614) 464-5465

Direct Fax      (614) 719-4776

Email adweis@vorys.com

September 12, 2013

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Todd K. Schiffman Assistant Director

	Re:	Croghan Bancshares, Inc. Registration Statement on Form S-4 Filed August 2, 2013 File No. 333-190362

Dear Mr. Schiffman:

On behalf of Croghan Bancshares, Inc. (“Croghan” or the “Company”), this letter, along with Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 filed by the Company on August 2, 2013 (the “Registration Statement”), together with certain Exhibits thereto, are being filed with the Securities and Exchange Commission (the “Commission”). The Registration Statement has been amended to reflect responses to the comments set forth in your letter dated August 29, 2013, relating to the Registration Statement. For your convenience, each response is preceded by the specific comment to which the response relates. Page references in the following responses refer to pages of the Amendment as filed via EDGAR.

General

1.	Please provide us with copies of any reports, presentations or other information that was transmitted by either of the financial advisors to the Board of Directors of either Croghan or Indebancorp.

Response. We are providing, under separate cover and with a request for confidential treatment, copies of (a) the reports and presentation materials prepared by Sterne, Agee & Leach, Inc. (“Sterne Agee”) and transmitted to the Board of Directors of Croghan in

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Securities and Exchange Commission

September 12, 2013

connection with meetings held on February 27, 2013, March 12, 2013, May 29, 2013 and June 20, 2013, and (b) the reports and presentation materials prepared by Austin Associates, LLC (“Austin”) and transmitted to the Board of Directors of Indebancorp in connection with meetings held on March 19, 2013, March 27, 2013 and June 17, 2013. The financial advisors have confirmed that no other reports, presentations or other information were transmitted by the financial advisors to the Board of Directors of Croghan or Indebancorp.

2.	Please disclose the following:

•	the “nonpublic information from Croghan” to which you refer in the second from last paragraph on page 31;

•	the “internal financial projections” of Indebancorp and Croghan to which you refer in the seventh bullet on page 35; and

•	the “financial forecasts” relating to Indebancorp and Croghan to which you refer in the third bullet on page 41.

Response. In response to these comments, the applicable disclosures in the Registration Statement have been modified to provide clarification and additional disclosure regarding the nonpublic information and internal budgets and financial projects/forecasts that were reviewed and/or analyzed by the respective financial advisors to Croghan and Indebancorp. With respect to the comment in the first bullet above, the referenced disclosure has been modified to disclose that the nonpublic information reviewed by Austin included Croghan’s 2013 budget, April 2013 financial statements, 2013 strategic plan, asset/liability reports and ALLL adequacy reports. Please see pages 31 and 32 of the Amendment. With respect to the comment in the second bullet above, the referenced statement in the Registration Statement has been modified to clarify that Austin reviewed only internal budgets for Indebancop and Croghan. Please see page 35 of the Amendment. Finally, with respect to the comment in the third bullet above, the applicable disclosures relating to Sterne Agee’s opinion have been modified and supplemented to include additional details regarding the assumptions and projections, including cash flow and earnings estimates, that were used in connection with Sterne Agee’s pro forma merger analysis. Please see page 44 of the Amendment.

3.	Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

Response. The financial statements and related disclosures in the Registration Statement have been updated to include information as of and for the periods ending June 30, 2013 in accordance with the requirements of Rule 8-08 of Regulation S-X. In addition, updated consents from the independent accounts have been included as exhibits to the Amendment.

Securities and Exchange Commission

September 12, 2013

Summary

The Parties, page 6

4.	Please revise your disclosure regarding Croghan to disclose that you terminated your reporting obligations under the Exchange Act. Please revise the section on page 7 entitled “The Merger” to disclose whether the merged company will be a reporting company. Please provide more detailed disclosure in the section entitled “the Proposed Merger” on page 30, including any intention to terminate reporting obligations.

Response. In response to these comments, additional disclosure has been added under the sections captioned “Summary—The Parties” on page 6 and “Information With Respect to Croghan—Description of Croghan’s business” on page 87 of the Amendment regarding (a) Croghan’s termination and suspension of its reporting obligations under the Exchange Act and (b) Croghan’s reporting obligations under the Exchange Act following the completion of the merger.

Dissenters’ rights, page 12

5.	Please revise the disclosure here and on pages 29 to state the actual date of the deadline for delivery. Consistent with Instruction to Item 3 of Schedule 14A, indicate whether a security holder’s failure to vote against the merger will constitute a waiver of his dissenters’ rights and if the State law is unclear, state what position will be taken in regard to these matters.

Response. The disclosures regarding dissenters’ rights have been modified in the Amendment to clarify that, under Ohio law, a shareholder must deliver a written demand letter for payment for the fair cash value of his or her shares before the vote is taken on the adoption of the merger at the special meeting of Croghan or Indebancorp, as applicable. The disclosure has also been modified to include a statement clarifying that a shareholder is not required to vote against the adoption of the merger agreement in order to preserve his or her dissenters’ rights under Ohio law, so long as the shareholder does not vote in favor of the adoption of the merger. Please see pages 12, 29 and 30 of the Amendment.

Risk Factors, page 13

6.	Please add a risk factor addressing the risks from the concentration of both loan portfolios in real estate loans in a few counties in Ohio and how the merger will affect the risk.

Response. A new risk factor has been added on page 16 of the Amendment to address the risks associated with the concentration of Croghan’s loan portfolio in Northwestern Ohio. The new risk factor notes that Indebancorp’s lending activities are also concentrated in Northwestern Ohio and, therefore, the merger will not result in any material geographic diversification of Croghan’s loan portfolio.

Securities and Exchange Commission

September 12, 2013

7.	Please revise the risk factor on page 18 regarding additional capital to discuss the risks of dilution to shareholders as a result of such raising capital.

Response. This risk factor has been modified to address the potential dilutive effect of raising additional capital. Please see page 18 of the Amendment.

Forward-Looking Statements, page 20

8.	You cannot rely upon the safe harbor for an initial public offering. Please delete this disclosure.

Response. The disclosure related to “Forward-Looking Statements” has been deleted in the Amendment in response to this comment.

Background of the Merger, page 31

9.	Please revise the fourth paragraph to disclose whether either of the two other financial institutions proposed a merger with Indebancorp or an indication of interest and, if so, the material terms.

Response. This paragraph has been revised to disclose that Indebancorp did not receive any proposal or indication of interest from either of the other two financial institutions. Please see page 31 of the Amendment.

Material U.S. federal income tax consequences of the merger, page 47

10.	In the second from last sentence of the second paragraph on page 48, indicate that the representations are factual in nature.

Response. The disclosure in the Amendment has been modified to clarify that the representations are factual in nature. Please see page 48 of the Amendment.

11.	In the third paragraph on page 48, you cannot assume that the merger qualifies as a reorganization. Please provide an opinion.

Response. The disclosure in the Amendment has been modified to remove this assumption. Please see page 48 of the Amendment.

Securities and Exchange Commission

September 12, 2013

12.	In the bold-face paragraph on page 50, delete the “general information only” statement.

Response. The disclosure in the Amendment has been modified to delete this statement. Please see page 50 of the Amendment.

Pro Forma Financial Information, page 71

13.	We note your disclosure in Footnote 5 on page 74 that Goodwill estimate is based on the excess of the purchase price over the estimated fair value of the net assets acquired. Please revise to include a purchase price allocation table.

Response. A “Preliminary Purchase Accounting Allocations” table has been added to the Pro Forma Financial Information in the Registration Statement in response to this comment. Please see page 74 of the Amendment.

Competition, page 86

14.	Disclose your competitive position as required by Item 101(h)(4)(iv), including that you have less than a one percent share of deposits (two tenths of one percent) in Ohio, as of June 2012.

Response. The disclosure under the section captioned “Information With Respect to Croghan — Competition” has been modified in response to this comment. Please see page 88 of the Amendment.

Croghan Financial Statements as of March 31, 2013 (Unaudited)

Notes To Consolidated Financial Statements

Note 4 – Securities, page F-10

15.	Please revise to include gross unrealized losses on available for sale and held to maturity securities that are greater than 12 months. Refer to ASC 320-10-50-6 and 7.

Response. Croghan has revised Note 4 to its Consolidated Financial Statements to disclose that it had no securities in a loss position for more than 12 months. Please see page F-12 of the Amendment.

Securities and Exchange Commission

September 12, 2013

Croghan Financial Statements as of December 31, 2012 (Audited)

Notes To Consolidated Financial Statements

Note 1- Summary of Significant Accounting Polices

Loans, page F-28

16.	Please tell us and revise to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status or to classify a troubled debt restructuring as accruing. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Response. The disclosure regarding nonaccrual loans has been modified to disclose that nonaccrual loans may be returned to nonaccrual status when contractual loan payments have been made for the previous six months and, based upon current financial statements and/or current tax returns, the borrower’s current and expected cash flow is positive and is projected to remain positive. Please see page F-28 of the Amendment.

17.	Please tell us and revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss in your Management’s Discussion and Analysis section how you consider the potential for outdated appraisal values in your allowance for loan losses.

Response. In response to these comments, Croghan has modified its “Provision for Loan Losses” disclosure in its Management’s Discussion and Analysis section to disclose that Croghan obtains updated appraisals for impaired real estate loans when the appraisals are more than 12 months old. In addition, Croghan discounts appraisals on impaired real estate loans by 20-25% to account for expected discounts to liquidate the collateral. Please see pages 99 and 100 of the Amendment.

18.	We note from the table on page F-39 that your impaired loans decreased by approximately $7.6 million from December 31, 2011 to December 31, 2012. Please tell us and revise your Management’s Discussion and Analysis section to discuss the reasons for this significant decrease.

Response. Croghan has confirmed that the significant decrease in Croghan’s impaired loans from December 31, 2011 to December 31, 2012 was primarily the result of one large commercial loan totaling approximately $7.5 million being upgraded to a pass credit during 2012. The disclosure regarding this item in Management’s Discussion and Analysis has been updated to clarify this item on page 101 of the Amendment.

Securities and Exchange Commission

September 12, 2013

Exhibit 5

19.	In the final sentence of the second paragraph, please limit the reliance to factual matters. Please delete assumption “(c)” in the third paragraph. Please revise the final paragraph to remove any limitations on reliance by shareholders.

Response. We have revised our legal opinion to address these comments. The revised legal opinion is included as Exhibit 5 to the Amendment.

If you have any questions regarding the foregoing or need additional information, please contact me at (614) 464-5465.

Very truly yours,

/s/ Anthony D. Weis

Anthony D. Weis

cc:	Rick M. Robertson, President and CEO, Croghan Bancshares, Inc.